Citizens National Bank Of Texas
Your Bank Since 1868

March 17, 2021

HVE, Inc.
100 Executive Ct. Suite 3
Waxahachie, Texas 75165

To Whom It May Concern:

Please be advised that HVE, Inc. currently has a line of credit with Citizens National Bank of Texas in the amount of $500,000. The current maturity date of this line of credit is August 31, 2021. This line will need to pay in full by the maturity date of August 31, 2021.

Please feel free to contact me if you have any questions in regard to this letter by e-mail at aj.woodall@cnbwax.com or directly at 972-351-5192.

Thanks,

Aaron J. Woodall

A.J. Woodall
Vice President
Citizens National Bank of Texas.